EXHIBIT 12.1

AMERICAN EXPRESS CREDIT CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three Months Ended March 31, 2014	Years Ended December 31,
		2013	2012	2011	2010	2009
Earnings:
Net income	$78	$446	$339	$397	$348	$ 362
Income tax (benefit) provision	(3)	(96)	(51)	(48)	(24)	8
Interest expense including interest expense to affiliates	127	597	749	707	598	629

Total earnings	$202	$947	$1,037	$1,056	$922	$ 999

Fixed charges — Interest expense
Including interest expense to affiliates	$127	$597	$749	$707	$598	$ 629

Ratio of earnings to fixed charges	1.59	1.59	1.38	1.49	1.54	1.59

Interest expense does not include interest on liabilities recorded in accordance with GAAP governing unrecognized tax benefits. Credco’s policy is to classify such interest in income tax provision in the Consolidated Statements of Income and Retained Earnings.